UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Maconomy A/S

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

Deltek, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 2 per share

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Hugo Dorph

Chief Executive Officer

Maconomy A/S

Vordingborggade 18-22

2100 Copenhagen

Denmark

+45 35 27 79 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

David R. Schwiesow, Esq.

Senior Vice President, General

Counsel and Secretary

Deltek, Inc.

13880 Dulles Corner Lane

Herndon, Virginia 20171

(703) 734-8606

and

Wm. David Chalk, Esq.

Michael J. Stein, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

June 3, 2010

(Date Tender Offer/Rights Offering Commenced)

This Form CB/A is being furnished by Deltek, Inc., a Delaware corporation (“Deltek”), in connection with the announcement of the results of the previously announced recommended, voluntary, conditional tender offer (the “Tender Offer”) by Deltek for all of the outstanding shares, each with a nominal value of DKK 2 (the “Shares”), of Maconomy A/S, a company organized and existing under the laws of the Kingdom of Denmark (“Maconomy”), in accordance with the Danish Securities Trading Act (Consolidation Act No. 795 of 20 August 2009 as subsequently amended) and Executive Order No. 221 of 10 March 2010 on Takeover Bids issued by the Danish Financial Supervisory Authority.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)(i)	The Offer Document was published on June 3, 2010, including the acceptance form attached thereto, and was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and was attached to Deltek’s Form CB filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 3, 2010 as Exhibit I-1(a)(i).

(a)(ii)	The Offer Advertisement was published on June 3, 2010, was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit I-1(a)(ii).

(a)(iii)	The Letter to the Shareholders of Maconomy A/S was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit I-1(a)(iii).

(a)(iv)	The Letter to the Shareholders of Maconomy A/S was first mailed or delivered to registered holders of Shares on or about June 23, 2010 and was attached to Deltek’s Form CB/A filed with the SEC on June 23, 2010 as Exhibit I-1(a)(iv).

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a)	The press release dated June 3, 2010 was made publicly available in the United States and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit II-1(a).

(1)(b)	The pre-offer announcement dated June 3, 2010 was published in accordance with the requirements of Maconomy’s home jurisdiction and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit II-1(b).

(1)(c)	The announcement dated July 6, 2010 with respect to the results of the Tender Offer was published in accordance with the requirements of Maconomy’s home jurisdiction and is attached hereto as Exhibit II-1(c).

(1)(d)	The press release dated July 6, 2010 was made publicly available in the United States and is attached hereto as Exhibit II-1(d).

(1)(e)	The press release dated July 6, 2010 was made publicly available in Maconomy’s home jurisdiction and is attached hereto as Exhibit II-1(e).

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELTEK, INC.

By:	/s/ DAVID R. SCHWIESOW
Name:	David R. Schwiesow
Title:	Senior Vice President and General Counsel

Dated: July 6, 2010

Exhibit II-1(c)

6 July 2010

Result of Recommended Tender Offer for

Shares in Maconomy A/S

On 3 June 2010, Deltek, Inc., Herndon, Virginia, USA (“Deltek”), announced a recommended, voluntary, conditional tender offer to all shareholders in Maconomy A/S, CVR no. 13703973 (“Maconomy”), for the purpose of acquiring the total outstanding share capital in Maconomy.

The tender offer expired on 1 July 2010 at 8:00 pm (Danish time), and at that point, Deltek held and had received valid acceptances in respect of an aggregate of 20,253,808 Maconomy shares of a nominal value of DKK 2, corresponding to 93.6% of the total share capital and voting rights in Maconomy A/S (calculated after deduction of Maconomy’s holding of treasury shares).

As Deltek has concluded that all of the terms and conditions of the tender offer have been satisfied, Deltek has decided to complete the tender offer. Settlement for the shareholders will take place on Friday, 9 July 2010.

Deltek will, as soon as possible, initiate a mandatory redemption procedure to acquire the remaining Maconomy shares in accordance with the provisions set out in the Danish Companies Act and it will, on that basis, apply for a delisting of the Maconomy shares on NASDAQ OMX Copenhagen.

For further information:

Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 USA Attn.: Senior Vice President and General Counsel David Schwiesow Tel: (+001) 703.885.9933	Nordea Bank Nordea Corporate Finance Strandgade 3 0900 Copenhagen C Denmark Attn.: Torben Hansen Tel: (+45) 33 33 35 67

Exhibit II-1(d)

FOR IMMEDIATE RELEASE

• Investor Relations Contact:	Media Relations Contact:
• Joe Wilkinson	Patrick Smith
• Deltek, Inc.	Deltek, Inc.
• 703.885.9423	703.885.9062
• joewilkinson@deltek.com	patricksmith@deltek.com

Deltek Completes Tender Offer for Acquisition of Maconomy

Combined company has a global geographic reach, delivers world-class software solutions for all major professional services segments, and is the undisputed market leader offering enterprise applications to project-focused businesses around the globe

HERNDON, Va. – July 06, 2010 – Deltek, Inc. (Nasdaq: PROJ), the leading provider of enterprise applications software and solutions for project-focused businesses, today announced that it has successfully completed its tender offer to acquire the European ERP provider Maconomy A/S (Nasdaq OMX: MACO). As a result, Deltek is acquiring approximately 94% of Maconomy’s outstanding shares in connection with the tender offer. An all cash payment for shares that were tendered will be made promptly in accordance with the terms of the tender offer at the offer price of DKK 20.50 per share, or approximately $3.40 per share. Deltek expects to initiate a mandatory redemption under Danish law to acquire the remaining outstanding shares in the coming weeks.

Deltek and Maconomy are an excellent strategic fit, and the combination pairs two best-in-class companies that are leaders in their respective markets. The combined company has unmatched domain expertise in the professional services market with close to 13,000 customers worldwide. The new organization has immense geographic reach across the world and serves all major segments within the professional services vertical market, including architecture & engineering, advertising, public relations, accounting, management and IT consulting, and legal. The combined organization has a prominent market position and has an unmatched list of project-based customers, including:

•	80% of the Engineering News Record Top 500 Design Firms
•	Approximately 80% of the 2009 ZweigWhite Top 200 fastest-growing Architecture, Engineering and Environmental consulting firms
•	Four of the five largest Global Accounting and Consulting firms
•	The world’s three largest Marketing Communications Networks
•	Approximately 90% of the Top 100 U.S. Federal Contractors

“We are thrilled to be part of Deltek,” said Hugo Dorph, CEO of Maconomy. “Deltek and Maconomy are a great synergistic fit, and for years we have both been focused on improving business performance for project-focused organizations around the world with specialized solutions and technology. Now, Maconomy is aligned with an organization that can accelerate our growth objectives and introduce our innovative solutions to more customers. I look forward to working with the entire Deltek team as we work together as one organization to deliver world-class solutions to leading professional services firms around the globe.”

“On behalf of the entire Deltek organization, I want to welcome the Maconomy customers and employees into the Deltek family,” said Kevin Parker, President and CEO of Deltek. “Acquiring Maconomy is a game-changing move for our organization in many ways. It greatly extends our reach into Europe, broadens our portfolio of solutions to additional professional services segments, and adds new cutting-edge resource management capabilities that are applicable across the entire Deltek customer base – including government contracting. With more than 45 years of combined research and development in our software solutions and decades of knowledge obtained from powering the world’s most dynamic professional services firms, our new organization stands alone in the marketplace as the true global enterprise applications leader serving project-focused businesses.”

About Deltek

Deltek® (Nasdaq: PROJ) is the leading provider of enterprise applications software and solutions designed specifically for project-focused businesses. For more than two decades, our software applications have enabled organizations to automate mission-critical business processes around the engagement, execution and delivery of projects. More than 12,000 customers worldwide rely on Deltek to measure business results, optimize performance, streamline operations and win new business. Visit www.deltek.com.

Deltek also offers govWin, the industry’s only online community dedicated to solving common business problems for government contractors. The govWin network delivers unique and specialized content, offers innovative matching capabilities to establish and manage teaming opportunities, and provides applications to identify, pursue, and win government contracts. Over 10,000 registered members, prime contractors, and small businesses are part of the govWin community. For more information, visit www.govwin.com.

Forward-Looking Statements

This announcement contains “forward-looking statements” with respect to Deltek’s plans and its current goals and expectations relating to its future financial condition, performance and results and other similar matters. Forward-looking statements may be identified by words such as “believe,” “belief,” “expect,” “intend,” “may,” “plan,” “should,” “would” or other similar words. By their nature, forward-looking statements involve substantial risk and uncertainties because they relate to future events and circumstances which Deltek is not able to accurately predict or which are beyond the control of Deltek, including amongst other things, domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Deltek or its respective affiliates operate. As a result, the actual future financial condition, performance and results of Deltek may differ materially from the plans, goals and expectations set forth in any forward-looking statements. Any forward-looking statement made by Deltek speaks only as of the date of the statement. Deltek undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, rules or regulations.

Exhibit II-1(e)

Press Release

Copenhagen, July 6, 2010

Maconomy successfully acquired by Deltek

Deltek, Inc. (Nasdaq: PROJ), the leading provider of enterprise applications software and solutions for project-focused businesses, today announced that it has successfully completed its tender offer to acquire the European ERP provider Maconomy A/S (Nasdaq OMX: MACO). The new, combined company is the undisputed market-leader offering enterprise applications to professional services firms around the globe. As a result, Deltek is acquiring approximately 94% of Maconomy’s outstanding shares in connection with the tender offer. An all cash payment for shares that were tendered will be made promptly in accordance with the terms of the tender offer at the offer price of DKK 20.50 per share, or approximately $3.40 per share. Deltek expects to initiate a mandatory redemption under Danish law to acquire the remaining outstanding shares in the coming weeks.

Deltek and Maconomy are an excellent strategic fit, and the combination pairs two best-in-class companies that are leaders in their respective markets. The combined company has unmatched domain expertise in the professional services market with close to 13,000 customers worldwide. The new organization has immense geographic reach across the world and serves all major segments within the professional services vertical market, including architecture & engineering, advertising, public relations, accounting, management and IT consulting, and legal. The combined organization has a prominent market position and has an unmatched list of project-based customers, including:

•	80% of the Engineering News Record Top 500 Design Firms
•	Approximately 80% of the 2009 ZweigWhite Top 200 fastest-growing architecture, engineering and environmental consulting firms
•	Four of the five largest Global Accounting and Consulting firms
•	The world’s three largest Marketing Communications Networks
•	Approximately 90% of the Top U.S. Federal Contractors

We are thrilled to be part of Deltek,” says Hugo Dorph, CEO of Maconomy. “Deltek and Maconomy are a great synergistic fit, and for years we have both been focused on improving business performance for project-focused organizations around the world with specialized solutions and technology. Now, Maconomy is aligned with an organization that can accelerate our growth objectives and introduce our innovative solutions to more customers. I look forward to working with the entire Deltek team as we work together as one organization to deliver world-class solutions to leading professional services firms around the globe.”

“On behalf of the entire Deltek organization, I want to welcome the Maconomy customers and employees into the Deltek family,” says Kevin Parker, President and CEO of Deltek. “Acquiring Maconomy is a game-changing move for our organization in many ways. It greatly extends our reach into Europe, broadens our portfolio of solutions to additional professional services segments, and adds new cutting-edge resource management capabilities that are applicable across the entire Deltek customer base – including government contracting. With more than 45 years of combined research and development in our software solutions and decades of knowledge obtained from powering the world’s most dynamic professional services firms, our new organization stands alone in the marketplace as the true global enterprise applications leader serving project-focused businesses.”

Further information:

Hugo Dorph, CEO, Maconomy

(+45) 35 27 79 00

hdo@maconomy.com

About Maconomy (www.maconomy.com)

Maconomy is a global provider of ERP business solutions for Professional Services organisations. Our fully integrated business solution incorporates financial management, project management, time registration, resource planning, CRM, HR and business intelligence for profitable results. Selected international clients include TNS, Devoteam, Semcon, ErgoGroup, Deltares and Rambøll, as well as all of the three biggest global marketing communications networks and four of the Big Five global accounting firms. Maconomy services and supports around 600 clients in more than 50 countries worldwide.

About Deltek

Deltek® (Nasdaq: PROJ) is the leading provider of enterprise applications software and solutions designed specifically for project-focused businesses. For more than two decades, our software applications have enabled organizations to automate mission-critical business processes around the engagement, execution and delivery of projects. More than 12,000 customers worldwide rely on Deltek to measure business results, optimize performance, streamline operations and win new business. Visit www.deltek.com.

Deltek also offers govWin, the industry’s only online community dedicated to solving common business problems for government contractors. The govWin network delivers unique and specialized content, offers innovative matching capabilities to establish and manage teaming opportunities, and provides applications to identify, pursue, and win government contracts. Over 10,000 registered members, prime contractors, and small businesses are part of the govWin community. For more information, visit www.govwin.com.